# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Snow Lake Resources Ltd., CIK 0001769697
CUSIP: 83336J208
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 360 Main Street, 30th Floor, Winnipeg, Manitoba Canada (A2), R3C 4G1
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001753926-24-002140
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 831,026; sole dispositive power 0; shared dispositive power 831,026; aggregate amount beneficially owned 831,026 (1.1% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this ''Amendment No. 1''), such shares and percentage are based on 76,419,516 outstanding common shares, no par value, of the issuer (the ''Common Shares''), as disclosed in the prospectus supplement of the issuer, dated December 30, 2024, to the registration statement on Form F-3, as amended (File No. 333-272324), declared effective by the U.S. Securities and Exchange Commission (the ''SEC'') on August 9, 2023 (the ''Prospectus Supplement'').
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 831,026; sole dispositive power 0; shared dispositive power 831,026; aggregate amount beneficially owned 831,026 (1.1% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 76,419,516 Common Shares outstanding, as disclosed in the Prospectus Supplement.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 831,026; sole dispositive power 0; shared dispositive power 831,026; aggregate amount beneficially owned 831,026 (1.1% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 76,419,516 Common Shares outstanding, as disclosed in the Prospectus Supplement.

## Item 1. Issuer
Name of issuer: Snow Lake Resources Ltd.
Address of issuer's principal executive offices: 360 Main Street, 30th Floor, Winnipeg, Manitoba R3C 4G1, Canada.

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management"); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G, filed by the Reporting Persons with the SEC on December 26, 2024 (the "Schedule 13G"), pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G and this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Shares reported herein.
Address of principal business office or, if none, residence: 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 of the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding Common Shares and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on 76,419,516 Common Shares outstanding, as disclosed in the Prospectus Supplement.

3i holds 831,026 Common Shares (the "Shares"). 3i is the beneficial owner of the Shares and has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class: 1.1
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 831,026.00

(B) 3i Management: 831,026.00

(C) Mr. Tarlow: 831,026.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 831,026.00

(B) 3i Management: 831,026.00

(C) Mr. Tarlow: 831,026.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
LIST OF EXHIBITS

Exhibit No. 1 - Joint Filing Agreement, dated December 26, 2024 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on December 26, 2024).

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (02/11/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (02/11/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (02/11/2025)